KONECRANES

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

FILE 82-4297

SEC MAIL PROCESSING
RECEIVED
JUL 01 2005
WASH. D.C. 209 SECTION

22 June, 2005

05009503

SUPPL

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 21 June, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

KCI KONECRANES' MATTI RUOTSALA TO JOIN AGCO/VALTRA

Matti Ruotsala, Senior Vice President, Strategy and Technology and Deputy to the CEO of KCI Konecranes Plc has accepted the position as AGCO Corporation's Vice President and Managing Director for Valtra Europe, Africa, Middle East and Valtra Oy as of Autumn 2005.

Valtra EAME is part of US-based AGCO Corporation, a leading global manufacturer and distributor of agricultural equipment. In 2004, AGCO had net sales of USD 5.3 billion.

Matti Ruotsala has held various positions within KCI Konecranes since 1982, both in Finland and abroad. Between 2001 and March 2005 he was Chief Operating Officer of KCI Konecranes Plc with responsibility for the Group's global business operation.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials an containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Pekka Lundmark, President and CEO, Phone +358 20 427 2005
Matti Ruotsala, Senior Vice President, Strategy and Technology, Phone +358 20 427 2007

DISTRIBUTION
Helsinki Stock Exchange
Media